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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **March 19, 2007**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.

Www.InvestorIdeas.com, and its global investor and industry Greentech portals, reminds investors and industry participants of the upcoming March 21, 2007 online conference: "Investing in the Environment: Global Warming, Global Warning - Investing Today for Tomorrow's Future". With issues of energy independence, global warming and environmental concerns escalating, cleantech investments and market opportunities continue to gain momentum.

Joining the in-depth list of industry experts presenting at the conference is Jacob Golbitz, Director of research at HighQuest Partners (www.highquestpartners.com / www.soyatech.com) to discuss trends and opportunities within the fiofuel market.

A full list of Speakers, Presenters, Sponsors and conference details is available at www.investorideas.com/forums/Portals/green.aspx.

Previously announced green publicly traded presenters include:

Alternative energy companies:

   Akeena Solar, Inc. (OTCBB: AKNS);
   ZAP;
   Rotoblock Corporation (OTCBB:ROTB); and
   Ener1, Inc.;

Water companies:

   WaterBank of America (USA) Inc. and
   Global Water Technologies, Inc. (OTC.PK:GWTR), a 'Cleantech' water purification and
     services company

International Barrier Technology Inc. (OTCBB: IBTGF), manufacturer of environmentally friendly fire resistant building materials will be joining the presenters.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:
        99.1 Press Release, March 19, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 20th, 2007   International Barrier Technologies Inc.
                          (Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

 

"Investing in the Environment" Online Investor Conference March 21st
To Discuss Opportunities in Renewable Energy, Cleantech, Water and Green Building

Online Greentech Conference Adds Industry Speaker Jacob Golbitz, Director of Research at HighQuest Partners to Discuss BioFuel Market

POINT ROBERTS, WA and DELTA, BC – March 20, 2007, www.InvestorIdeas.com, and its global investor and industry Greentech portals, reminds investors and industry participants of the upcoming March 21, 2007 online conference: "Investing in the Environment: Global Warming, Global Warning - Investing Today for Tomorrow's Future." With issues of energy independence, global warming and environmental concerns escalating, cleantech investments and market opportunities continue to gain momentum.

Joining the in-depth list of industry experts presenting at the conference is Jacob Golbitz, Director of Research at HighQuest Partners (www.highquestpartners.com / www.soyatech.com) to discuss trends and opportunities within the biofuel market.

A full list of Speakers, Presenters, Sponsors and conference details is available at: www.investorideas.com/forums/Portals/green.aspx

Previously announced green publicly traded presenters include alternative energy companies: Akeena Solar, Inc. (OTCBB: AKNS); ZAP; Rotoblock Corporation (OTCBB:ROTB) and Ener1, Inc., water companies WaterBank of America (USA) Inc., and Global Water Technologies, Inc. (OTC.PK:GWTR), a 'Cleantech' water purification and services company, as well as International Barrier Technology Inc. (OTCBB: IBTGF), manufacturer of environmentally friendly fire resistant building materials.

The in-depth online conference is free to investors with registration (http://www.investorideas.com/forums/Register.aspx) and will be available March 21st, 2007, starting at 9:00 am EDT and archived thereafter. Participants currently include twelve well-known industry experts and seven "green" public companies from segments such as renewable energy, water, green building and energy efficiency.

Current Media Sponsors include: Cleantech Venture Network http://www.cleantech.com/, The Wall Street Green Trading Summit VI https://www.hedgeconnection.com/ and Small-Cap Conference Series http://www.smallcapconference.ca/.

To Find Out More About the Upcoming Greentech Online Investor and Industry Conference Visit:
http://www.renewableenergystocks.com/Forums/Portals/green.aspx

About Our Green Investor Portals:
www.RenewableEnergyStocks.com ®, www.FuelCellCarNews.com ®, www.EnvironmentStocks.com, www.Water-Stocks.com and www.GreentechInvestor.com are global investor and industry research portals that look at the renewable energy, water and greentech sectors. The portals do not make stock recommendations, but feature industry and stock news, exclusive articles and financial columnists, audio interviews, investor conferences, Blogs, and a directory of stocks in the sector.

Additionally, the portals offer a service for Renewable and Greentech news and press release submission at: http://investorideas.com/NewsUploader/ as well as research and article submission at: http://investorideas.com/NewsUploader/Submit_Article/

Disclaimer: Our sites do not make recommendations, but offer information portals to research news, articles, stock lists and recent research. Nothing on our sites should be construed as an offer or solicitation to buy or sell products or securities. We attempt to research thoroughly, but we offer no guarantees as to the accuracy of information presented. All Information relating to featured companies is sourced from public documents and/ or the company and is not the opinion of our web sites. These sites are currently compensated by featured companies, news submissions and online advertising. ZAP (OTCBB: ZAAP) and Rotoblock Corporation each pay Two thousand five hundred per month equivalent in shares for one year commencing Nov 2006, discounted as a courtesy to previous sponsorship of the InvestorIdeas Greentech contest. International Barrier Technology, Inc. (OTCBB: IBTGF) currently pays three thousand per month and 100,000 options. WaterBank of America (USA) Inc. currently pays InvestorIdeas.com $10,000 monthly, $4,000 in cash per month and $6,000 in shares per month, expired as of March 7th. Please read our Compensation Disclaimer. www.investorideas.com/About/News/Clientspecifics.asp

Contact:
Dawn Van Zant: 800-665-0411 - dvanzant@investorideas.com
Ann-Marie Fleming: 866-725-2554 - afleming@investorideas.com
Website: www.InvestorIdeas.com

Source: InvestorIdeas.com, Rotoblock Corporation, International Barrier Technology, Global Water Technologies, Akeena Solar

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit:
www.intlbarrier.com